Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2014	Year ended December 31, 2013
Earnings before income taxes	$436	$689
Undistributed equity in earnings of investees	(11)	—
Losses of managed investment entities attributable to noncontrolling interest	47	26
Fixed charges:
Interest on annuities	491	531
Interest expense	53	71
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	14	19
EARNINGS	$1,031	$1,337

Fixed charges:
Interest on annuities	$491	$531
Interest expense	53	71
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	14	19
FIXED CHARGES	$559	$622

Ratio of Earnings to Fixed Charges	1.84	2.15

Earnings in Excess of Fixed Charges	$472	$715

E-1